SYSCAN IMAGING, INC.
                              1722 TECHNOLOGY DRIVE
                               SAN JOSE, CA 95110


                                                                   June 20, 2005
VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

                  Re:  Syscan Imaging, Inc. Form SB-2
                         Registration Statement Filed on June 17, 2005 FILE NO. 333-125915

Ladies and Gentlemen:

         Pursuant to Rule 477 of Regulation C of the Securities Act of 1933, as amended (the "Securities Act"), Syscan Imaging, Inc., a Delaware corporation (the "Registrant"), hereby respectfully makes application to the Securities and Exchange Commission (the "Commission") to withdraw the above-referenced registration statement, together with all exhibits, amendments and supplements thereto (the "Registration Statement"), with such application to be approved effective as of the date hereof or at the earliest practical date thereafter. No securities were sold pursuant to this Registration Statement.

         The Registration Statement was filed with the Commission on June 17, 2005. The Registration Statement was to be filed as an amendment to the Company's registration statement (registration no. 333-124313, but was incorrectly filed as an original SB-2 filing. After filing the Registration Statement, the Registrant was thereafter informed by the Commission that the amended filing was incorrectly filed as a new registration statement, and that its withdrawal was appropriate. Therefore, the Registrant is filing to withdraw the Registration Statement in order to comply with the Commission's request.

         If you have any questions or comments please feel free to contact us.


                                          Very truly yours,

                                         /S/ WILLIAM HAWKINS
                                         -------------------
                                         William Hawkins
                                         Chief Operating Officer, Acting Chief
                                         Financial Officer and Secretary